UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 30, 2017

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, trends affecting the global economy, including the devaluation of the RMB by China in August 2015, significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain major importing countries; fluctuations of RMB exchange rate, the reduction in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On November 28, 2017, the Company announced its unaudited consolidated financial results for the nine-month period ended September 30, 2017.

2

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(amounts in thousands except share and per share value)

(Unaudited)

	Notes	September 30, 2017		December 31, 2016
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		23,720	3,565	13,343
Restricted cash		72,551	10,905	73,421
Accounts and bills receivable, net	3	23,151	3,480	29,453
Inventories	4	21,419	3,219	25,153
Advance to suppliers		11,634	1,749	6,043
Prepayments and other receivables		1,696	255	6,489
Deferred tax assets – current		1,298	195	1,199
Total current assets		155,469	23,368	155,101

Property, plant and equipment, net	5	382,344	57,467	410,654
Construction in progress	6	366	55	431
Lease prepayments, net	7	16,963	2,550	17,358
Advance to suppliers - long term, net		1,700	256	1,861
Deferred tax assets - non current		7,926	1,191	8,032

Total assets		564,768	84,887	593,437

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	8	65,000	9,770	60,000
Long-term loan, current portion	8	1,625	244	3,300
Due to related parties	9	134,413	20,202	131,747
Accounts payables		19,544	2,937	20,581
Notes payable	10	100,000	15,030	100,888
Advance from customers		5,530	831	3,509
Accrued expenses and other payables		5,507	828	5,204
Total current liabilities		331,619	49,842	325,229

Deferred tax liabilities		2,822	424	2,997

Total liabilities		334,441	50,266	328,226

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	2,002	13,323
Additional paid-in capital		311,907	46,880	311,907
Statutory reserve		37,441	5,627	37,441
Retained earnings		(134,382)	(20,198)	(98,505)
Cumulative translation adjustment		2,038	310	1,045
Total shareholders’ equity		230,327	34,621	265,211
Total equity		230,327	34,621	265,211
Total liabilities and equity		564,768	84,887	593,437

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

3

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended September 30,			The Nine-Month Period Ended September 30,
	Notes	2017		2016	2017		2016
		RMB	US$	RMB	RMB	US$	RMB
Net sales		73,857	11,101	61,560	211,867	31,844	183,023
Cost of sales		67,145	10,092	60,504	196,373	29,515	170,752

Gross profit (loss)		6,712	1,009	1,056	15,494	2,329	12,271

Operating expenses
Selling expenses		3,410	513	3,193	10,617	1,596	9,482
Administrative expenses		12,917	1,941	9,497	33,669	5,060	32,694
Total operating expenses		16,327	2,454	12,690	44,286	6,656	42,176

Operating loss		(9,615)	(1,445)	(11,634)	(28,792)	(4,327)	(29,905)

Other income (expense)
- Interest income		103	16	200	607	91	552
- Interest expense		(2,244)	(337)	(2,030)	(7,097)	(1,067)	(5,491)
- Others income (expense), net		(374)	(56)	26	(763)	(115)	(1,328)

Total other expense		(2,515)	(377)	(1,804)	(7,253)	(1,091)	(6,267)

Loss before provision for income taxes		(12,130)	(1,822)	(13,438)	(36,045)	(5,418)	(36,172)

Income tax benefit (expense)	11	54	8	10	168	25	492

Net loss		(12,076)	(1,814)	(13,428)	(35,877)	(5,393)	(35,680)

Net loss attributable to noncontrolling interests		-	-	-	-	-	-
Net loss attributable to the Company		(12,076)	(1,814)	(13,428)	(35,877)	(5,393)	(35,680)

Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to noncontrolling interest		-	-	(2)	-	-	(24)
- Foreign currency translation adjustments attributable to the Company		1,206	181	(9)	993	149	(88)

Comprehensive loss attributable to non-controlling interest		-	-	(2)	-	-	(24)
Comprehensive loss attributable to the Company		(10,870)	(1,633)	(13,437)	(34,884)	(5,244)	(35,768)

Loss per share, Basic and diluted	12	(3.70)	(0.56)	(4.11)	(10.99)	(1.65)	(10.93)
Weighted average number ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

 The accompanying notes are an integral part of these unaudited condensed consolidated statements.

4

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(amounts in thousands except share and per share value)

(Unaudited)

	The Nine-Month Period Ended September 30,
	2017		2016
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(35,877)	(5,392)	(35,680)
Adjustments to reconcile net loss to net cash used in operating activities
- Depreciation of property, plant and equipment	32,334	4,860	32,122
- Amortization of intangible assets	394	59	393
- Deferred income taxes	(168)	(25)	(492)
- Bad debt (recovery) expense	714	107	1,670
-Inventory provision	(57)	(9)	(226)
Changes in operating assets and liabilities
- Accounts and bills receivable	5,589	840	(14,219)
- Inventories	3,790	570	2,968
- Advance to suppliers	(5,591)	(840)	(2,580)
- Prepaid expenses and other current assets	100	15	79
- Accounts payable	(1,037)	(157)	540
- Accrued expenses and other payables	354	53	(1,450)
- Advance from customers	2,021	304	370
- Tax payable	4,693	705	10,952

Net cash provided by (used in) operating activities	7,259	1,090	(5,553)

Cash flow from investing activities
Purchases of property, plant and equipment	(4,024)	(605)	(11,064)
Restricted cash related to trade finance	871	131	(27,521)
Advance to suppliers - non current	161	24	(478)
Amount change in construction in progress	65	10	1,293

Net cash used in investing activities	(2,927)	(440)	(37,770)

Cash flow from financing activities
Principal payments of bank loans	(1,675)	(252)	(1,675)
Proceeds from short-term bank loans	5,000	752	45,000
Proceeds from related party	2,666	401	(22,401)
Payment of capital lease obligation	-	-	(302)
Change in notes payable	(888)	(133)	24,053

Net cash provided by financing activities	5,103	768	44,675

Effect of foreign exchange rate changes	942	225	(28)

Net increase in cash and cash equivalent	10,377	1,643	1,324

Cash and cash equivalent
At beginning of period/year	13,343	1,922	14,355
At end of period/year	23,720	3,565	15,679

SUPPLEMENTARY DISCLOSURE:
Interest paid	7,097	1,067	5,491
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	2,040	307	2,172
Obligations for acquired equipment under capital lease:	-	-	-

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

On April 23, 2009, Fuwei Films USA, LLC was set up and co-invested by the Company and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC had a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. owned 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively. In December 2016, Fuwei Films USA, LLC was dissolved.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed on April 6, 2017 with the SEC. The results of the nine-month period ended September 30, 2017 are not necessarily indicative of the results to be expected for the full year ended December 31, 2017.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its three subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. The financial records of Fuwei Films USA, LLC, a former 60% owned subsidiary of the Company, are maintained in US dollars. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Commencing July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the third quarter of 2017 RMB amounts included in the accompanying condensed consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB6.6533, on the last trading day of the third quarter of 2017 (September 30, 2017) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on September 30, 2017, or at any other date.

7

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, maintained within the United States as well as in foreign countries to be cash and cash equivalents. The Company maintains balances at financial institutions which, from time to time, may exceed Federal Deposit Insurance Corporation insured limits for the banks located in the United States. Balances at financial institutions within certain foreign countries are not covered by insurance.

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Bank Acceptance Bill. The Company has restricted cash of RMB72,551 (US$10,905) and RMB73,421 as of September 30, 2017 and December 31, 2016, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value as of balance sheet date. Inventory valuation and cost-flow is determined using Moving Weighted Average Method basis. The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to general and administrative expenses for the period incurred.

Construction in progress represents capital expenditures in respect of the BOPET production line. No depreciation is provided with respect to construction in progress.

Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments and Other Receivables in the balance sheets, respectively.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Goodwill was determined to be fully impaired during the year ended December 31, 2012.

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on the invoice amount is collected in respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company, instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Loss) Earnings Per Share

Basic (loss) earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted (loss) earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Non-controlling interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed its share of losses even if that attribution results in a deficit of the non-controlling interest balance.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows as previously reported.

11

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Going Concern Matters

The accompanying condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. However, as of September 30, 2017 and 2016, the Company had a working capital deficiency of RMB176,150 (US$26,467) and RMB166,931 and accumulated deficit of RMB35,877 (US$5,392) and RMB35,680 from net losses incurred during the first nine months of 2017 and 2016. Confronted with the fierce competition in the BOPET industry in China, the Company may still witness losses over the next twelve months. The ability of the Company to operate as a going concern depends upon its ability to obtain loans from financial institutions and a related party and/or generate positive cash flow from operations. The Company accordingly has obtained loans from financial institutions and related party to meet the need of working capital for our operation or debts. At the same time, the Company will continue implementing strict cost reductions on both manufacturing costs and operating expenses to improve profit margins. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Recently Issued Accounting Standards

Revenue Recognition:    In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for us in our first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

Financial Instrument

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is not permitted. Accordingly, the standard is effective for us on September 1, 2018. The Company is currently evaluating the impact that the standard will have on the Company’s consolidated financial statements.

12

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-2”), which provides guidance on lease amendments to the FASB Accounting Standard Codification. This ASU will be effective for us beginning in May 1, 2019. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-2 on the Company consolidated financial statements.

Stock-based Compensation

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). ASU 2016-09 changes how companies account for certain aspects of stock-based awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for us in the first quarter of 2018, and earlier adoption is permitted. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is still evaluating the effect that this guidance will have on the Company’s consolidated financial statements and related disclosures.

Statement of Cash Flows: In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): The amendments in this Update apply to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under Topic 230. The amendments in this Update provide guidance on the following eight specific cash flow issues. The amendments are an improvement to GAAP because they provide guidance for each of the eight issues, thereby reducing the current and potential future diversity in practice described above. ASU 2016-15 is effective for the Company for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is still evaluating the effect that this guidance will have on the Company’s consolidated financial statements and related disclosures.

Statement of Cash Flows: In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): “Restricted Cash”(“ASU 2016-18”). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update is effective in fiscal years, including interim periods, beginning after December 15, 2017 and early adoption is permitted. The adoption of this guidance will result in the inclusion of the restricted cash balances within the overall cash balance and removal of the changes in restricted cash activity, which are currently recognized in Other financing activities, on the Statements of Consolidated Cash Flows. Furthermore, an additional reconciliation will be required to reconcile Cash and cash equivalents and restricted cash reported within the Consolidated Balance Sheets to sum to the total shown in the Statements of Consolidated Cash Flows. The Company anticipates adopting this new guidance effective January 1, 2018. The Company is currently evaluating this guidance and the impact it will have on the Consolidated Financial Statements and disclosures.

13

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Stock-based Compensation:   In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” (“ASU 2017-09”). The purpose of the amendment is to clarify which changes to the terms or condition of a share-based payment award require an entity to apply modification accounting. For all entities that offer share based payment awards, ASU 2017-09 are effective for interim and annual reporting periods beginning after December 15, 2017. The Company is currently assessing the impact of ASU 2017-09 on its condensed consolidated financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts and bills receivables consisted of the following:

	September 30, 2017		December 31, 2016
	RMB	US$	RMB
Accounts receivable	22,583	3,394	17,502
Less: Allowance for doubtful accounts	(3,927)	(590)	(3,213)
	18,656	2,804	13,839
Bills receivable	4,495	676	15,614
	23,151	3,480	29,453

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Generally, the Group does not obtain collateral from customers. Bills receivable are banker’s acceptance bills, which are guaranteed by the bank.

NOTE 4-INVENTORIES

 Inventories consisted of the following:

	September 30, 2017		December 31, 2016
	RMB	US$	RMB
Raw materials	16,289	2,449	21,463
Work-in-progress	1,074	161	1,072
Finished goods	8,177	1,229	6,796
Consumables and spare parts	602	90	602
Inventory—impairment	(4,723)	(710)	(4,780)
	21,419	3,219	25,153

14

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 5-PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	September 30, 2017		December 31, 2016
	RMB	US$	RMB
Buildings	68,319	10,269	68,319
Plant and equipment	803,340	120,743	799,067
Computer equipment	3,082	463	2,484
Furniture and fixtures	14,685	2,207	14,668
Motor vehicles	1,936	291	2,094
	891,362	133,973	886,632
Less: accumulated depreciation	(501,799)	(75,421)	(468,759)
Less: impairment of plant and equipment	(7,219)	(1,085)	(7,219)
	382,344	57,467	410,654

Total depreciation for the nine-month periods ended September 30, 2017 and 2016 was RMB32,334 (US$4,860) and RMB32,122, respectively. For the three-month periods ended September 30, 2017 and 2016, depreciation expenses were RMB10,606 (US$1,655) and RMB10,758, respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB366 (US$55) ended September 30, 2017, and RMB431 ended December 31, 2016, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Lease prepayments consisted of the following:

	September 30, 2017		December 31, 2016
	RMB	US$	RMB
Lease prepayment - non current	16,963	2,550	17,358
Lease prepayment - current	524	79	524
	17,487	2,629	17,882

15

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Amortization of land use rights for the nine months ended September 30, 2017 and 2016 was RMB394 (US$59) and RMB393, respectively. Amortization of land use rights for the three months ended September 30, 2017 and 2016 was RMB132 (US$20) and RMB132, respectively.

Estimated amortization expenses for the next five years after September 30, 2017 are as follows:

	RMB	US$
1 year after	524	79
2 years after	524	79
3 years after	524	79
4 years after	524	79
5 years after	524	79
Thereafter	14,867	2,235

As of September 30, 2017, the amount of RMB524 (US$78) will be charged into amortization expenses within one year, and is classified as current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

NOTE 8 - SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loan consisted of the following:

Lender	Interest rate per annum	September 30, 2017		December 31, 2016
		RMB	US$	RMB
BANK LOANS
Bank of SPD.
- November 16, 2016 to November 16, 2017	5.22%	15000	2,215	15,000
Bank of Weifang.
- July 15, 2016 to July 15, 2017	7.5%	-	-	19,500
- July 15, 2016 to July 15, 2017	7.5%	-	-	15,000
- July 20, 2016 to July 20, 2017	7.5%	-	-	6,400
- July 20, 2016 to July 20, 2017	7.5%	-	-	1,800
- July 20, 2016 to July 20, 2017	7.5%	-	-	2,300
- July 28, 2017 to July 28, 2018	6.5%	50,000	7,515	-
Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	4.41%	1,625	244	3,300
		66,625	10,014	63,300
Less: amounts classified as short-term loan		(65,000)	(9,770)	(60,000)
Less: long-term loan, current portion;		(1,625)	(244)	(3,300)
Long-term Loan		-	-	-

16

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Notes:

The principal amounts of the above loans are repayable at the end of the loan period.

On November 20, 2009, the Company signed a long-term loan agreement in the amount of RMB10,000 (US$1,475) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$504) per year with the remaining principal balance of RMB3,300 (US$496) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended September 30, 2017 is 4.41%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's projects.

Long-term bank loans maturity for the next year after September 30, 2017 are as follows:

	RMB	US$
within one year	1,625	244

NOTE 9- RELATED PARTY TRANSACTIONS

Due to related parties

In April 2014, the Company obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of December 31, 2016, the principal of this loan from Shandong SNTON was RMB104,708 and the interest payable was RMB17,373.

As of September 30, 2017, the principal of this loan from Shandong SNTON was RMB104,708 and the interest payable was RMB21,529.

In May 2017, SNTON Group provided the Company with a loan for the amount of RMB10,000.

In July 2017, SNTON Group provided the Company with a loan for the amount of RMB25,000.

In August 2017, the Company paid off the loans for a total amount of RMB35,000 to SNTON Group.

As of September 30, 2017, the principal of all loans from SNTON Group was zero and the interest payable was zero.

17

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

As of September 30, 2017, the total balance of principal of loans from related party was RMB104,708 and the interest payable was RMB21,529.

As of September 30, 2017, the accounts payable resulting from purchasing from related party was RMB8,176.

During January 2017 to September 2017, the Company purchased 645 Metric Tons of final products of BOPET from Shandong SNTON for a total amount of RMB6,554.

The related accounts payable as of September 30, 2017 and December 31, 2016 was RMB134,413 and RMB131,747, respectively

During January 2017 to September 2017 and January 2016 to September 2016, we paid approximately RMB36 and RMB44, respectively, to Fuhua Industrial Material Management Co., Ltd. as rental payments in connection with living quarters for our staff.

NOTE 10 - NOTES PAYABLE

As of September 30, 2017 and December 31, 2016, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB100,000 (US$15,030) and RMB100,888, respectively, for payment in connection with raw materials for a total security deposits of RMB72,551 (US$10,905) and RMB72,421 made to the SPD Bank and Bank of Weifang, respectively.

Notes payable consisted of the following:

Issuing bank	September 30, 2017		December 31, 2016
	RMB	US$	RMB
SPD Bank	70,000	10,521	70,920
Bank of Weifang	30,000	4,509	29,968
	100,000	15,030	100,888

NOTE 11- INCOME TAX

Income tax benefit was RMB168 (US$25) and RMB492 for the nine months ended September 30, 2017 and 2016, respectively.

Income tax benefit was RMB54 (US$8) and RMB10 for the three months ended September 30, 2017 and 2016, respectively.

NOTE 12 - LOSS PER SHARE

Basic and diluted net loss per share was RMB10.99 (US$1.65) and RMB10.93 for the nine-month period ended September 30, 2017 and 2016, respectively.

18

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Basic and diluted net loss per share was RMB3.70 (US$0.56) and RMB4.11 for the three-month period ended September 30, 2017 and 2016, respectively.

NOTE 13 - MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted for more than 10% of the total net revenue for the three-month periods ended September 30, 2017 and 2016.

The following are the vendors that supplied 10% or more of our raw materials for September 30, 2017 and 2016:

		Percentage of total purchases (%)
Supplier	Item	September 30, 2017	September 30, 2016
Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”)	PET resin and Additives	42.5%	64.2%
PetroChina Company Limited Chemicals Sales East China Branch (“PetroChina”)	PET resin and Additives	25.2%	0%
Weifang Power Supply Company.	Electric power	10.7%	12.8%

The balance of advance to supplier to Sinopec Yizheng and PetroChina was RMB2,854 (US$429) and RMB5,425 as of September 30, 2017, respectively.

19

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the third quarter of 2017, although sales were higher, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market.

We believe that in the remaining quarter of 2017, there will be growing capacity of BOPET films in China and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to the enhanced competition in the BOPET market.

On August 14, 2013, we announced the receipt of the first notice from our controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. We learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China. The beneficial ownership of 6,912,503 of our ordinary shares previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid by Shandong SNTON Optical Materials Technology Co., Ltd. (“Shandong SNTON”) through the public auction. Shandong SNTON received 6,912,503 (or 52.9%) of our outstanding ordinary shares at a price of RMB101,800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share.

On May 12, 2014, we announced that we had learned that the successful bidder, Shandong SNTON in the fifth public auction of 6,912,503 (or 52.9%) of our outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, we believe Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of SNTON Group is also Hongkong Ruishang’s chairman.

On May 14, 2014, we announced that we had received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of our 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of our outstanding ordinary shares through Easebright. Mr. Jingang Yang has been appointed as the director of Easebright.

20

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Results of operations for the nine-month periods ended September 30, 2017 compared to September 30, 2016

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Nine-Month Period Ended	Nine-Month Period Ended
	September 30, 2017	September 30, 2016
	(as % of Revenue)
Gross profit(loss)	7.3	6.7
Operating expenses	(20.9)	(23.0)
Operating income (loss)	(13.6)	(16.3)
Other income (expense)	(3.4)	(3.4)
Provision for income taxes	0.1	0.3
Net income (loss)	(16.9)	(19.5)

Revenue

Our revenue is primarily derived from the manufacture and sale of plastic films.

Net sales during the nine-month period ended September 30, 2017 were RMB211.9 million (US$31.8 million), compared to RMB183.0 million, during the same period in 2016, representing an increase of RMB28.9 million or 15.8%. The increase of average sales price caused an increase of RMB21.3 million and the increase in the sales volume caused an increase of RMB7.6 million.

In the nine-month period ended September 30, 2017, sales of specialty films were RMB75.8 million (US$11.4 million) or 35.8% of our total revenues as compared to RMB68.0 million or 37.1% in the same period of 2016, which was an increase of RMB7.8 million, or 11.5% as compared to the same period in 2016. The increase of average sales price caused an increase of RMB0.1 million and the increase in the sales volume caused an increase of RMB7.7 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2017		% of Total	Nine-Month Period Ended September 30, 2016	% of Total
	RMB	US$		RMB
Stamping and transfer film	83,038	12,480	39.2%	67,436	36.8%
Printing film	18,627	2,800	8.8%	16,231	8.9%
Metallization film	6,976	1,049	3.3%	5,280	2.9%
Specialty film	75,817	11,395	35.8%	67,950	37.1%
Base film for other applications	27,409	4,120	12.9%	26,126	14.3%

	211,867	31,844	100.0%	183,023	100.0%

21

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Overseas sales during the nine months ended September 30, 2017 were RMB44.2 million or US$6.7 million, or 20.9% of total revenues, compared with RMB35.1 million or 19.2% of total revenues in the same period in 2016. This was RMB9.2 million higher than the same period in 2016. The increase in sales volume resulted in an increase of RMB5.2 million and the increase of average sales price caused an increase of RMB3.9 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2017		% of Total	Nine-Month Period Ended September 30, 2016	% of Total
	RMB	US$		RMB
Sales in China	167,622	25,193	79.1%	147,944	80.8%
Sales in other countries	44,245	6,651	20.9%	35,079	19.2%

	211,867	31,844	100.0%	183,023	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Nine-Month Period Ended September 30, 2017	Nine-Month Period Ended September 30, 2016
	% of total	% of total
Materials costs	69.4%	67.7%
Factory overhead	10.3%	10.1%
Energy expense	11.3%	12.7%
Packaging materials	4.4%	4.4%
Direct labor	4.6%	5.1%

Cost of goods sold during the first nine months of 2017 totaled RMB196.4 million (US$29.5 million) as compared to RMB170.8 million in the same period of 2016. This was RMB25.6 million or 15.0% higher than the same period in 2016.. The increase of unit cost of goods sold caused an increase of RMB18.6 million and the increase in sales volumes caused an increase of RMB7.0 million.

Gross Loss

Our gross profit was RMB15.5 million (US$2.3 million) for the first nine months ended September 30, 2017, representing a gross profit rate of 7.3%, as compared to a gross profit rate of 6.7% for the same period in 2016. Correspondingly, gross profit rate increased by 0.6 percentage. Our average product sales prices increased by 11.2% compared to the same period last year while the average cost of goods sold increased by 10.5% compared to the same period last year. Consequently, the amount of increase in sales price was higher than that in cost of goods sold during the nine months ended September 30, 2017 compared with the same period in 2016, which resulted in an increase in our gross profit.

22

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Operating Expenses

Operating expenses for the nine months ended September 30, 2017 were RMB44.3 million (US$6.7 million), compared to RMB42.2 million in the same period in 2016, which was RMB2.1 million or 5.0% higher than the same period in 2016. This increase is mainly due to increased expenses on research and development.

Other Expense

Total other expense is a combination result of interest income, interest expense and other income (expense). Total other expense during the first nine months of 2017 was RMB7.3 million (US$1.1 million), RMB1.0 million higher than the same period in 2016. This is mainly attributed to the increased interest expense.

Income Tax Expense

The income tax benefit was RMB0.2 million (US$0.03 million) during the nine months ended September 30, 2017, compared to income tax benefit of RMB0.05 million during the same period in 2016. This increase of income tax expense was due to changes in deferred tax.

Net Loss

Net loss attributable to the Company during the first nine-month period of 2017 was RMB35.9 million (US$5.4 million) compared to net loss attributable to the Company of RMB35.7 million during the same period in 2016, representing an increase of RMB0.2 million from the same period in 2016 due to the factors described above.

Results of operations for the three-month periods ended September 30, 2017 compared to September 30, 2016

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	September 30, 2017	September 30, 2016
	(as % of Revenue)
Gross profit (loss)	9.1	1.7
Operating expenses	(22.1)	(20.6)
Operating income (loss)	(13.0)	(18.9)
Other income (expense)	(3.4)	(2.9)
Provision for income taxes	0.07	0.02
Net income (loss)	(16.4)	(21.8)

Revenue

Net sales during the third quarter ended September 30, 2017 were RMB73.9 million (US$11.1 million), compared to RMB61.6 million during the same period in 2016, representing an increase of RMB12.3 million or 20.0%. The increase of average sales price caused an increase of RMB8.7 million and the sales volume increase caused an increase of RMB3.6 million.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

In the third quarter of 2017, sales of specialty films were RMB28.5 million (US$4.3 million) or 38.6% of our total revenues as compared to RMB22.7 million or 36.8% in the same period of 2016, which was an increase of RMB5.8 million, or 25.6% as compared to the same period in 2016. The increase in average sales price caused an increase of RMB0.1 million and the increase in the sales volume caused an increase of RMB5.7 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended September 30, 2017		% of Total	Three-Month Period Ended September 30, 2016	% of Total
	RMB	US$		RMB
Stamping and transfer film	29,588	4,447	40.0%	23,715	38.4%
Printing film	7,068	1,062	9.6%	7,173	11.7%
Metallization film	1,874	282	2.5%	1,634	2.7%
Specialty film	28,487	4,282	38.6%	22,666	36.8%
Base film for other application	6,839	1,028	9.3%	6,373	10.4%

	73,857	11,101	100.0%	61,560	100.0%

Overseas sales were RMB15.2 million or US$2.3 million, or 20.6% of total revenues, compared with RMB11.4 million or 18.4% of total revenues in the third quarter of 2016. This is an increase of RMB3.8 million. The increase in average sales price caused an increase of RMB1.1 million and the increase in sales volume resulted in an increase of RMB2.7 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended September 30, 2017		% of Total	Three-Month Period Ended September 30, 2016	% of Total
	RMB	US$		RMB
Sales in China	58,614	8,810	79.4%	50,205	81.6%
Sales in other countries	15,243	2,291	20.6%	11,355	18.4%

	73,857	11,101	100.0%	61,560	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three-Month Period Ended September 30, 2017	Three-Month Period Ended September 30, 2016
	% of total	% of total
Materials costs	68.2%	67.1%
Factory overhead	11.5%	10.6%
Energy expense	11.3%	13.2%
Packaging materials	4.4%	4.1%
Direct labor	4.5%	5.0%

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Cost of goods sold during the third quarter of 2017 totaled RMB67.1 million (US$10.1 million) as compared to RMB60.5 million in the same period of 2016. This was RMB6.6 million or 10.9% higher than the same period in 2016. The increase in unit cost of goods sold caused an increase of RMB3.1 million and the increase in sales volume caused an increase of RMB3.5 million.

Gross Profit (Loss)

Our gross profit was RMB6.7 million (US$1.0 million) for the third quarter ended September 30, 2017, representing a gross profit rate of 9.1%, as compared to a gross profit rate of 1.7% for the same period in 2016. Correspondingly, gross profit rate increased by 7.4 percentage point compared to the same period in 2016 mainly due to the increase of average sales price.

Operating Expenses

Operating expenses for the third quarter ended September 30, 2017 were RMB16.3 million (US$2.5million), which was RMB3.6 million, or 28.3% higher than the same period in 2016. This increase was mainly due to increased expenses on research and development.

 Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the third quarter ended September 30, 2017 was RMB2.5 million (US$0.4 million), RMB0.7 million higher than the same period in 2016. The increase was mainly attributed to increased interest expense.

Income Tax Expense

The income tax benefit was RMB0.05 million (US$0.01 million) during the third quarter ended September 30, 2017, compared to income tax benefit of RMB0.01 million during the same period in 2016. This increase of income tax benefit was due to changes in deferred tax.

Net Loss

Net loss attributable to the Company during the third quarter ended September 30, 2017 was RMB12.1 million (US$1.8 million) compared to net loss attributable to the Company of RMB13.4 million during the same period in 2016, representing a decrease in loss of RMB1.3 million.

25

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Liquidity and Capital Resources

Our capital expenditures have been financed primarily through cash generated from our operations and borrowings from related parties, financial institutions, and entering into sale-leaseback transactions. The interest rates of borrowings from financial institutions during the period from the third quarter of 2016 to the third quarter of 2017 ranged from 4.41% to 7.50%.

On November 20, 2009, we signed a long-term loan agreement of RMB10.0 million (US$1.50 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we will make principal installment payments of RMB3.35 million (US$0.504 million) per year with the remaining principal balance of RMB3.30 million (US$0.496 million) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended September 30, 2017 is 4.41%. The loan is guaranteed by Shandong Deqin Investment & Guarantee Co., Ltd. and is used for our projects.

In April 2014, we obtained a loan for a total amount of RMB105.0 million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, we entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that we will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

As of December 31, 2016, the principal of this loan from Shandong SNTON was RMB104.71 million and the interest payable was RMB17.4 million.

As of September 30, 2017, the principal of this loan from Shandong SNTON was RMB104.71 million and the interest payable was RMB21.53 million.

In May 2017, SNTON Group provided us with a loan for the amount of RMB10.0 million.

In July 2017, SNTON Group provided us with a loan for the amount of RMB25.0 million.

In August 2017, we paid off the loans for a total amount of RMB35.0 million to SNTON Group.

As of September 30, 2017, the principal of all loans from SNTON Group was zero and the interest payable was zero.

As of September 30, 2017, the total balance of principal of loans from related party was RMB104.71 million and the interest payable was RMB21.53 million.

26

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

We believe that, after taking into consideration our present and potential future loans from related parties and banking facilities, existing cash and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and our working capital requirements.

Operating Activities

Net cash provided by operating activities for the nine months ended September 30, 2017 was RMB7.3 million (US$1.1 million) compared to net cash used in operating activities of RMB5.6 million for the nine months ended September 30, 2016. This increase in cash flows provided by operating activities was primarily attributable to the changes in accounts receivable.

Investing Activities

Net cash flows used in investing activities for the nine months ended September 30, 2017 was RMB2.9 million (US$0.4 million) compared to net cash used in investing activities of RMB37.8 million for the nine months ended September 30, 2016. This decrease in cash flows used in investing activities was primarily attributable to the changes of restricted cash.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2017 was RMB5.1 million (US$0.8 million) compared to net cash provided by financing activities of RMB44.7 million for the nine months ended September 30, 2016, which is a decrease of RMB39.6 million (US$6.0 million). This decrease in cash flows provided by financing activities was primarily attributable to decreased cash resulting from bank loans.

Working Capital

As of September 30, 2017 and December 31, 2016, we had a working capital deficit of RMB176.2 million (US$26.5 million) and RMB170.1 million, respectively. Working capital deficit increased by RMB6.1 million (US$0.9 million), or 3.6% compared to the amount as of December 31, 2016. Our main current liability was loans from related party.

Contractual Obligations

The following table is a summary of our contractual obligations as of September 30, 2017 (in thousands RMB):

	Payments due by period
		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years

Rental obligations	140	140	-	-	-
Purchase commitment	1,398	1,398	-	-	-

Total	1,538	1,538		-	-

27

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Third Production Line Update

The third production line started its trial operation at the end of January 2013. Our third production line manufactures high-performance electric insulation film, base film for solar backsheet and TFT-LCD optical film with an annual design capacity of 23,000 metric tons and thickness between 38 and 250µm. It officially started its operation in September 2013. A sample diffusion film (a type of TFT-LCD optical film) was preliminarily accepted by four customers after being delivered to them for testing. We supplied small batches of products according to one of the four customer’s purchase order. In addition, a sample base film for solar backsheets was delivered to a customer for initial testing and we received an initial feedback from this customer and are adjusting the formulas accordingly. The third production line has not been able to continue its production since April 2015 due to lack of purchase orders. The total volume of the third production line from January 2015 to March 2015 was 293 Metric Tons.

Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to one legal proceedings in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei claiming RMB953,113 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618,230 plus interest as a result of non- payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015, October 26, 2015 and May 11, 2016. To date, the case has not been decided.

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Exhibit Index

Exhibit No.	Description
4.1	Loan Contract No.20170728124 between Fuwei Films (Shandong) Co., Ltd. and Bank of Weifang, dated July 28, 2017 .
99.1	Press Release dated November 28, 2017.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name: Zengyong Wang
Title: Chairman and Chief Executive Officer

Dated: November 28, 2017

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